UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant To Regulation A of the Securities Act Of 1933

March 11, 2022
Date of Report (Date of earliest event reported)

SavvyShares LLC

(Exact name of registrant as specified in its charter)

Delaware	85-1108254
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

404 Camino Del Rio South Suite 505 San Diego, California, 92108
(Full mailing address of principal executive offices)

(619) 234-5884
(Issuer’s telephone number, including area code)

Limited Liability Company Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 4.01	Change in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On March 11, 2022, SavvyShares LLC (the “Company”) dismissed Mayer Hoffman McCann P.C. as the Company’s independent auditor, which decision was approved by the Company’s manager, SavvyShares PBC (the “Manager”). Such dismissal was due to the fact that the Company identified another audit firm that could perform the audit services on a more cost-effective basis. Mayer Hoffman McCann P.C.’s report on the Company’s financial statements for the year ended December 31, 2020 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2021 and the subsequent interim period through the date of this report, there were (i) no disagreements between the Company and Mayer Hoffman McCann P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Mayer Hoffman McCann P.C.’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Mayer Hoffman McCann P.C. with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Mayer Hoffman McCann P.C. agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Engagement of New Independent Registered Public Accounting Firm

On March 11, 2022, the Company engaged Haskell & White LLP as the Company’s independent registered public accounting firm for the year ended December 31, 2021, which was approved by the Manager.

During the two most recent fiscal years ended December 31, 2021 and the subsequent interim period through the date of this report, neither the Company nor anyone on its behalf has consulted with Haskell & White LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Haskell & White LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

9.1	Letter from Mayer Hoffman McCann P.C. to the Securities and Exchange Commission dated April 29, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAVVYSHARES LLC By: SavvyShares PBC Its Manager

By: /s/ Roseanne Luth
Name: Roseanne Luth
Title: Chief Executive Officer

Date: April 29, 2022